As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 33-96816

A.	Full title of the plan and the address of the plan:

Central Garden & Pet Company Investment Growth Plan

3697 Mt. Diablo Boulevard

Lafayette, California 94549

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Central Garden & Pet Company

3697 Mt. Diablo Boulevard

Lafayette, California 94549

REQUIRED INFORMATION

1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2002 and 2001, Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2002, Notes to Financial Statements for the Year Ended December 31, 2002, and Supplemental Schedule as of December 31, 2002.

2. Exhibit filed as part of this annual report:

Exhibit 23 – Independent Auditors’ Consent.

Exhibit 99 – Certification of Periodic Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 30, 2003	By:	/s/ KRISS SCHICK
Kriss Schick Director of Benefits and Compensation

CENTRAL GARDEN &

PET COMPANY

INVESTMENT GROWTH PLAN

Financial Statements (Modified Cash Basis) as of

December 31, 2002 and 2001 and for the Year Ended

December 31, 2002, Supplemental Schedule as of

December 31, 2002, and Independent Auditors’ Report

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants

Central Garden & Pet Company

Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

San Francisco, California

June 9, 2003

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments at fair value:
Mutual funds	$23,256,470	$23,174,793
Common stock—Central Garden & Pet Company	4,060,764	2,304,538
Participant loans	963,396	946,040

Total	28,280,630	26,425,371
Investments at contract value:
Investment contract with insurance company	13,058,121	12,426,377

Total investments	41,338,751	38,851,748

NET ASSETS AVAILABLE FOR BENEFITS	$41,338,751	$38,851,748

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Investment income (loss):
Net depreciation in fair value of investments	$(3,940,026)
Interest and dividend income	996,762

Total investment loss, net	(2,943,264)

Contributions:
Employer	1,280,536
Participant	3,720,265

Total contributions	5,000,801

Net additions	2,057,537

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	4,156,164
Plan expenses	6,845

Total deductions	4,163,009

NET DECREASE BEFORE PLAN MERGER	(2,105,472)
MERGER OF NET ASSETS AVAILABLE FOR BENEFITS:
Ezell Nursery Supply, Inc 401(k) Profit Sharing Plan	4,592,475

NET INCREASE	2,487,003
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,851,748

End of year	$41,338,751

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY

INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002 AND 2001

1.	PLAN DESCRIPTION

The following brief description of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan sponsored by Central Garden & Pet Company (the “Company”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

The Ezell Nursery Supply, Inc. 401(k) Profit Sharing Plan merged with the Plan effective February 28, 2002. Ezell Nursery Supply, Inc. is a subsidiary of the Company.

Contributions—Participants of the Plan can elect to defer pretax contributions between 1% and 15% of compensation, up to a maximum of $11,000 and $10,500 in 2002 and 2001, respectively, as allowed by the IRC.

For the year ended December 31, 2001, the Company made a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2001 was made in 2002, and consisted of $701,042 in cash. The Company did not elect to contribute a discretionary profit sharing contribution for the year ended December 31, 2001.

For the year ended December 31, 2002, the Company made a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company’s matching contribution for the year ended December 31, 2002 was $757,899. Of this amount $579,494 was paid in 2002 and $178,405 will be paid in 2003. The Company did not elect to make a discretionary profit sharing contribution for the year ended December 31, 2002.

Vesting—Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company matching contributions, plus any earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Plan’s investment income and/or losses, and the Company’s contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

Participant Loans—Participant loans are available to active employees for up to 50% of an employee’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years.

Participants are allowed only one outstanding loan at a time. Loans are secured by the participant’s account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the Plan administrator.

Payment of Benefits—Upon termination of service for any reason, including death or disability, participants with vested account values of less than $5,000 will receive a lump-sum distribution of such amounts. If the value of the vested portion of the accounts exceeds $5,000, the terminated participant can elect to receive his or her distribution immediately or at any time prior to attaining the normal retirement age as defined by the plan (age 65). When a participant attains the normal retirement age, the participant can withdraw all or any portion of his or her accounts under the plan without restriction.

Plan Expenses – The trustee fees and all other administrative expenses are paid directly by the Company, except for loan fees which are paid by the Plan to ING Life Insurance and Annuity Company (“ING”), the Plan trustee.

Forfeitures—Forfeitures are used to reduce future Company matching contributions. Total forfeitures during 2002 and 2001 were $28,287 and $40,735, respectively.

Plan Termination—Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, each Plan participant will become fully vested in his or her account.

Tax Status—The Plan obtained its latest determination letter on May 23, 2002, in which the Internal Revenue Service stated that the Plan, including all amendments made through December 31, 2001, was in compliance with the applicable requirements of the IRC. The Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared on the modified cash basis under which certain revenues are recognized when received, disbursements are recognized when made and contributions are recorded as received. Additionally, investments are reflected at fair value. Accordingly, the financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The benefit responsive investment contract is stated at contract value (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at the unpaid principal balance, which approximates fair value.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001, are separately identified in the following table:

	2002		2001
	Value	Number of Shares	Value	Number of Shares
Central Garden & Pet Company Common Stock	$4,060,764	205,103	$2,304,538	315,375
ING Fixed Account	13,058,121	N/A	12,426,377	N/A
ING Index Plus Large Cap Fund	6,043,166	535,267	8,173,658	559,074
ING Growth and Income Fund	1,981,454	265,610	3,179,209	315,711
Pioneer Equity Income Fund	2,968,417	141,826	2,667,578	103,435
Janus Balanced Fund	3,657,952	204,583	2,452,152	124,919

During the year ended December 31, 2002, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $3,940,026 as follows:

Central Garden & Pet Company Common Stock	$2,269,858
Mutual funds	(6,209,884)

Total	$(3,940,026)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2000, the Plan began offering the ING Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2002 and 2001, participants of the Plan had $13,058,121 and $12,426,377 invested in this fund.

ING maintains the contributions to this fund in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates was approximately 5.25% for 2002. The crediting interest rate is determined on a monthly basis by an actuarial formula as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by ING. The floor rate is currently set at 4.45%

5.	RELATED PARTY TRANSACTIONS

The Plan’s investments include common stock of Central Garden & Pet Company, the Plan’s sponsor, and investment funds of ING, the Plan trustee, representing party-in-interest transactions that qualify as exempt prohibited transactions.

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CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity	Description	Number of Shares	Current Value
Central Garden & Pet Company Common Stock(1)	Common stock	205,103	$4,060,764
ING Investment Funds:(1)
Fixed Account	Investment contract with insurance company, minimum interest at 4.45%, December 31, 2002	N/A	13,058,121
Money Market Fund	Money market account	54,350	54,350
Governmental Fund	Mutual fund	63,342	679,023
Strategic Allocation Growth Fund	Mutual fund	16,860	143,475
Strategic Allocation Balance Fund	Mutual fund	12,776	115,241
Strategic Allocation Income Fund	Mutual fund	21,193	190,521
Growth and Income Fund	Mutual fund	265,610	1,981,454
Index Plus Large Cap Fund	Mutual fund	535,267	6,043,166
Small Company Fund	Mutual fund	147,442	1,596,795
International Growth Fund	Mutual fund	131,987	716,689
Pioneer Equity Income Fund	Mutual fund	141,826	2,968,417
INVESCO Dynamics Fund	Mutual fund	83,428	889,346
Janus Balanced Fund	Mutual fund	204,583	3,657,952
Baron Growth Fund	Mutual fund	1,110	29,850
Massachusetts Investors Growth Fund	Mutual fund	186,509	1,721,475
Oppenheimer High Yield Fund	Mutual fund	80,228	660,277
Oppenheimer Main Street Growth and Income Fund	Mutual fund	36,959	960,944
Oppenheimer Global Fund	Mutual fund	23,386	847,495
Participant Loans(1)	265 loans, bearing interest at 7.1% to 10.5%, maturing through 2011	N/A	963,396

TOTAL INVESTMENTS			$41,338,751

(1)	Party-in-interest, as defined by ERISA.

EXHIBIT INDEX

Exhibit 23	Independent Auditors’ Consent

Exhibit 99	Certification of Periodic Report